May 10, 2010

Mary T. Hoeltzel
Vice President &
Chief Accounting Officer
CIGNA Corporation
Two Liberty Place
Philadelphia, PA 19192

Re: **CIGNA Corporation**
 Form 10-K for the Period Ended December 31, 2009
 Filed February 25, 2010
 Schedule 14A filed March 19, 2010
 File No. 001-8323

Dear Ms. Hoeltzel:

 We have reviewed your May 6, 2010 response to our April 1, 2010 comment letter and your definitive proxy statement filed March 19, 2010 and have the following additional comments. In our comments, we ask you to provide us with information to better understand your disclosure. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

 Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 14A filed March 19, 2010

General

 1. We note your discussion of the following agreements throughout the filing:

- Relocation Repayment Agreement with William L. Atwell, President CIGNA International (page 71);
- Retirement Agreement with H. Edward Hanway effective December 25, 2009 (page 86); and
- Separation Agreement with Michael W. Bell entered into May 22, 2009 (page 87).

Please file copies of each agreement as an exhibit pursuant to Item 601(b)(10) of Regulation S-K. If the agreements have already been filed, please confirm that you will incorporate each by reference into your next Form 10-K.

Executive Compensation Policies and Practices, page 57

2. Throughout the Compensation Discussion and Analysis section you mention that individual performance and the results of individual business units are taken into account by the People Resources Committee in making compensation decisions. Please provide draft disclosure discussing how individual performance and the results of individual business units are evaluated by the PRC and what impact each has on the compensation actually awarded. If specific weighting is assigned to either factor or if predetermined goals are established, please be sure to discuss these as well.

* * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provide the requested information. Detailed letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Laura Crotty, Staff Attorney, at (202) 551-3563 or myself at (202) 551-3715 with any questions.

Sincerely,

Jeffrey P. Riedler
Assistant Director